Exhibit 99.3

Press Contact:
Jonathan Stotts
Actimize
212-994-3865
jonathan.stotts@actimize.com

Investors:
Daphna Golden
NICE Systems Ltd.
+1 877-245-7449
daphna.golden@nice.com

Actimize, a NICE Company, Receives Multimillion-Dollar Order
for Enterprise Fraud Solution from a Top-Five UK Retail Bank

Bank seeks a quick ROI by adding Actimize anti-fraud solutions and leveraging cross-channel functionality

NEW YORK – November 20, 2007 – Actimize, a leading provider of transactional risk management software for the financial services industry and a NICE Systems (NASDAQ:NICE) company, today announced that it has received a multimillion-dollar order for an enterprise fraud solution from a top-five UK retail bank. This order came in from an existing Actimize customer that will expand its fraud prevention capabilities across additional business units and transaction types. The Actimize solution will be used to monitor millions of financial transactions and activities on a daily basis.

The Actimize solution was chosen for its proven ability to reduce fraud losses by orders of magnitude, increase investigators’ productivity and protect the institution’s reputation.  This client sees clear value in taking proactive steps to further protect bank assets from both internal and external threats.

“We are proud to offer our clients a proven solution that can help to reduce fraud losses and meet ever changing regulatory requirements,” said David Sosna, Chief Executive Officer of Actimize. “Our products offer a clear return on investment and are considered by many institutions as mandatory applications and not an optional piece of technology.”

One of the key benefits of the Actimize anti-fraud solution suite is that Actimize offers multiple anti-fraud solutions on a single platform, with a common set of tools and applications that leverage information and data across multiple banking channels. The Actimize Enterprise anti-fraud solution suite includes electronic payment, remote banking, ATM and debit fraud, deposit fraud and employee/insider fraud solutions.

Actimize cross channel fraud prevention capabilities enable the sharing of data, alerts, cases, and risk analysis from multiple channels and varied transactional sources, including payment, deposit, employee, remote banking, ATM/POS and others. These capabilities provide greater visibility and correlation of suspicious activity across different lines of business allowing fraud investigators to focus investigations on real threats, sometimes undetectable when monitoring a single line of business.

About Actimize
Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Six of the top 10 global banks and eight of the top 10 U.S. brokerages use Actimize solutions to process hundreds of millions of transactions a day. Actimize, a NICE Systems (NASDAQ: NICE) company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions™ solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources.   NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

NICE Trademarks:
360o View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.